                                                                     Exhibit 1.2


EXTRACTS OF THE MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF THE MEMBERS OF SATYAM INFOWAY LIMITED HELD ON THURSDAY, FEBRUARY 28, 2002 AT 11.00 A.M. AT THE CORPORATE OFFICE OF THE COMPANY AT AT 2ND FLOOR, TIDEL PARK, 4, CANAL BANK ROAD, TARAMANI, CHENNAI -- 600 113.
--------------------------------------------------------------------------------

AMENDMENT TO ARTICLES OF ASSOCIATION

     RESOLVED that pursuant to Section 31 of the Companies Act, 1956 (including any statutory modification or reenactment thereof for the time being in force), the existing Article 7 of the Articles of Association be deleted and in its place the following Article be substituted:

     The Company shall keep a "Register of Transfers" and therein shall be fairly and distinctly entered, the particulars of every transfer or transmission of any share, whether or not held in material form.

     Shares in the Company shall be transferred by an instrument of transfer in writing in such form as prescribed under Section 108 of the Companies Act, 1956, or under rules made there under from time to time.

     Nothing contained in the foregoing Article shall apply to transfer of security effected by the transferor and the transferee both of whom are entered as beneficial owners in the records of a Depository.

     There shall be no restriction on the transfer of the shares/stock by a shareholder/stockholder, or between the shareholders/stockholders or any of them, except as specifically provided for under the terms by way of any agreement between the shareholders/ stockholders to which the Company is also a party; such agreement providing for restriction may also include tag along rights and other similar terms and conditions which a shareholder/ stockholder has agreed with another shareholder/ stockholder to be bound by.